UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Stewart Information Services Corporation
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

860372101
(CUSIP Number)

BEN BRESNAHAN
FOUNDATION ASSET MANAGEMENT, LLC
81 Main Street, Suite 306
White Plains, NY 10601
(914) 574-2923

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.
_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS FOUNDATION ONSHORE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 769,879
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 769,879
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS FOUNDATION OFFSHORE MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 718,856
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 718,856
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 718,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS FOUNDATION OFFSHORE FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 718,856
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 718,856
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 718,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS FOUNDATION ASSET MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 769,879
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 769,879
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS FOUNDATION ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,488,735
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,488,735
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS DAVID CHARNEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,488,735
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,488,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS SKY WILBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,488,735
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,488,735
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 205,159
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 205,159
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,820
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 38,820
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS ENGINE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 243,979
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 243,979
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 243,979
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 243,979
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BELGIUM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 243,979
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 243,979
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Foundation Onshore Fund, L.P., a Delaware limited partnership (the “Onshore Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Foundation Offshore Master Fund, Ltd., a Cayman Islands exempted company (the “Offshore Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	Foundation Offshore Fund, Ltd., a Cayman Islands exempted company (the “Offshore Fund”), as a feeder fund for the Offshore Master Fund;

(iv)	Foundation Asset Management GP, LLC, a Delaware limited liability company (“Foundation GP”), as the general partner of the Onshore Fund;

(v)	Foundation Asset Management, LLC, a Delaware limited liability company (“Foundation LLC”), as the investment manager of each of the Onshore Fund, the Offshore Master Fund and the Offshore Fund;

(vi)	David Charney, as the managing member of each of Foundation LLC and Foundation GP;

(vii)	Sky Wilber, as the managing member of each of Foundation LLC and Foundation GP;

(viii)	Engine Capital, L.P., a Delaware limited partnership (“Engine Capital”), with respect to the Shares directly and beneficially owned by it;

(ix)	Engine Jet Capital, L.P., a Delaware limited partnership (“Engine Jet”), with respect to the Shares directly and beneficially owned by it;

(x)	Engine Capital Management, LLC, a Delaware limited liability company (“Engine Management”), as the investment manager of each of Engine Capital and Engine Jet;

(xi)	Engine Investments, LLC, a Delaware limited liability company (“Engine Investments”), as the general partner of each of Engine Capital and Engine Jet; and

(xii)	Arnaud Ajdler, as the managing member of Engine Investments.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Onshore Fund, Foundation GP, Foundation LLC and Messrs. Charney and Wilber is c/o Foundation Asset Management, LLC, 81 Main Street, Suite 306, White Plains, NY 10601. The address of the principal office of each of the Offshore Master Fund and the Offshore Fund is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, Grand Cayman, KY1-9005, Cayman Islands.  The officers and directors of each of the Offshore Master Fund and the Offshore Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2. The address of the principal office of each of Engine Capital, Engine Jet, Engine Management, Engine Investments and Mr. Ajdler is 1370 Broadway, 5th Floor, New York, New York 10018.

(c)           The principal business of each of the Onshore Fund and the Offshore Master Fund is investing in securities.  The Offshore Fund serves as a feeder fund for the Offshore Master Fund.  Foundation LLC is the investment manager of each of the Onshore Fund, the Offshore Master Fund and the Offshore Fund.  Foundation GP serves as the general partner of the Onshore Fund.  Messrs. Charney and Wilber serve as the managing members of each of Foundation LLC and Foundation GP. The principal business of each of Engine Capital and Engine Jet is investing in securities. Engine Management is the investment manager of each of Engine Capital and Engine Jet. Engine Investments serves as the general partner of each of Engine Capital and Engine Jet. Mr. Ajdler serves as the managing member of Engine Investments.

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Charney and Wilber are citizens of the United States of America.  Mr. Ajdler is a citizen of Belgium.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The Shares purchased by each of Engine Capital and Engine Jet were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 205,159 Shares beneficially owned by Engine Capital is approximately $6,770,544, including brokerage commissions. The aggregate purchase price of the 38,820 Shares beneficially owned by Engine Jet is approximately $1,281,117, including brokerage commissions.

Item 4.                    Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 21, 2014, the Reporting Persons entered into a Joint Filing and Solicitation Agreement, as further described in Item 6 below, pursuant to which they formed a group for the purpose of seeking shareholder representation on the Board of Directors (the “Board”) of the Issuer at the 2014 annual meeting of shareholders of the Issuer (the “2014 Annual Meeting”). The Reporting Persons intend to engage in discussions with management and the Board regarding the potential nomination of directors at the 2014 Annual Meeting and the composition of the Board, generally, as well as ways to enhance shareholder value.  The Reporting Persons also intend to engage in discussions with management and the Board regarding corporate governance and the business and operations of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 21,448,038 Shares outstanding as of November 1, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013.

As of the close of business on January 20, 2014, the Onshore Fund beneficially owned 769,879 Shares, constituting approximately 3.6% of the Shares outstanding.  Foundation GP, as the general partner of the Onshore Fund, may be deemed to be the beneficial owner of the 769,879 Shares owned by the Onshore Fund, constituting approximately 3.6% of the Shares outstanding. As of the close of business on January 20, 2014, the Offshore Master Fund beneficially owned 718,856 Shares, constituting approximately 3.4% of the Shares outstanding. The Offshore Fund, as a feeder fund for the Offshore Master Fund may be deemed to be the beneficial owner of the 718,856 Shares owned by the Offshore Master Fund, constituting approximately 3.4% of the Shares outstanding.  Foundation LLC, as the investment manager of each of the Onshore Fund, the Offshore Master Fund and the Offshore Fund, may be deemed to be the beneficial owner of the 1,488,735 Shares owned in the aggregate by the Onshore Fund and the Offshore Master Fund, constituting approximately 6.9% of the Shares outstanding.  Each of Messrs. Charney and Wilber, as the managing members of Foundation GP and Foundation LLC, may be deemed to be the beneficial owners of the 1,488,735 Shares owned in the aggregate by the Offshore Master Fund and the Onshore Fund, constituting approximately 6.9% of the Shares outstanding.

As of the close of business on January 20, 2014, Engine Capital beneficially owned 205,159 Shares, constituting less than 1% of the Shares outstanding. As of the close of business on January 20, 2014, Engine Jet beneficially owned 38,820 Shares, constituting less than 1% of the Shares outstanding.  Engine Management, as the investment manager of each of Engine Capital and Engine Jet, may be deemed to be the beneficial owner of the 243,979 Shares owned in the aggregate by Engine Capital and Engine Jet, constituting approximately 1.1% of the Shares outstanding.  Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to be the beneficial owner of the 243,979 Shares owned in the aggregate by Engine Capital and Engine Jet, constituting approximately 1.1% of the Shares outstanding.  Mr. Ajdler, as the managing member of Engine Investments, may be deemed to be the beneficial owner of the 243,979 Shares owned in the aggregate by Engine Capital and Engine Jet, constituting approximately 1.1% of the Shares outstanding.

(b)           By virtue of their respective positions with the Onshore Fund, each of Foundation GP and Foundation LLC may be deemed to have sole power to vote and dispose of the Shares reported owned by the Onshore Fund.  By virtue of their respective positions with Foundation GP and Foundation LLC, each of Messrs. Charney and Wilber may be deemed to have shared power to vote and dispose of the Shares reported owned by the Onshore Fund.

By virtue of their respective positions with the Offshore Master Fund, each of the Offshore Fund and Foundation LLC may be deemed to have sole power to vote and dispose of the Shares reported owned by the Offshore Master Fund.  By virtue of their respective positions with Foundation LLC, each of Messrs. Charney and Wilber may be deemed to have shared power to vote and dispose of the Shares reported owned by Offshore Master Fund.

By virtue of their respective positions with Engine Capital, each of Engine Management and Engine Investments, may be deemed to have sole power to vote and dispose of the Shares reported owned by Engine Capital.  By virtue of his respective position with Engine Investment, Mr. Ajdler may be deemed to have sole power to vote and dispose of the Shares reported owned by Engine Capital.

By virtue of their respective positions with Engine Jet, each of Engine Management and Engine Investments, may be deemed to have sole power to vote and dispose of the Shares reported owned by Engine Jet.  By virtue of his respective position with Engine Investment, Mr. Ajdler may be deemed to have sole power to vote and dispose of the Shares reported owned by Engine Jet.

An aggregate of 1,732,714 Shares, constituting approximately 8.1% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(c)           The transactions in the Shares by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D are set forth on Schedule A.

(d)           The limited partners of (or investors in) each of the private investment funds for which Foundation GP serves as general partner and/or Foundation LLC serves as an investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 21, 2014, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and (b) the Reporting Persons agreed to seek representation on the Board at the 2014 Annual Meeting.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joint Filing and Solicitation Agreement by and among Foundation Offshore Master Fund, Ltd., Foundation Onshore Fund, L.P., Foundation Offshore Fund, Ltd., Foundation Asset Management GP, LLC, Foundation Asset Management, LLC, David Charney, Sky Wilber, Engine Capital, L.P., Engine Jet Capital, L.P., Engine Investments, LLC, Engine Capital Management, LLC, and Arnaud Ajdler, dated January 21, 2014.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2014

Foundation Offshore Master Fund, Ltd.

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Director

Foundation Onshore Fund, L.P.

By: Foundation Asset Management GP, LLC General Partner

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Managing Member

Foundation Offshore Fund, Ltd.

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Director

Foundation Asset Management GP, LLC

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Managing Member

Foundation Asset Management, LLC

By:	/s/ Sky Wilber
	Name:	Sky Wilber
	Title:	Managing Member

/s/ DAVID CHARNEY
DAVID CHARNEY

/s/ SKY WILBER
SKY WILBER

Engine Capital, L.P.

By: Engine Investments, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By: Engine Investments, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LLC

By: Engine Investments, LLC General Partner of Engine Capital, L.P. and Engine Jet Capital, L.P.

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ ARNAUD AJDLER
ARNAUD AJDLER

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase

Engine Capital, L.P.

16,818	32.8482	01/03/2014
6,526	32.8597	01/06/2014
57,854	32.9559	01/06/2014
21,022	32.9849	01/07/2014
21,022	32.8995	01/07/2014
22,452	32.9194	01/08/2014
29,431	32.8970	01/09/2014
21,022	33.4983	01/13/2014
5,802	33.3964	01/15/2014
3,210	33.2534	01/16/2014

Engine Jet Capital, L.P.

3,182	32.8482	01/03/2014
1,235	32.8597	01/06/2014
10,946	32.9559	01/06/2014
3,978	32.8995	01/07/2014
3,978	32.9849	01/07/2014
4,248	32.9194	01/08/2014
5,569	32.8970	01/09/2014
3,978	33.4983	01/13/2014
1,098	33.3964	01/15/2014
608	33.2534	01/16/2014